< Resubmitting >

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

March 30, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 30, 2007 [English translation].

dlw 5/29

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

March 30, 2007

Sumitomo Corporation

Motoyuki Oka, President and CEO

Code No.8053 Tokyo Stock Exchange, 1st Section

Contact:Mitsuru Iba,

Corporate Communications Dept.

Tel.+81-3-5166-3089

Notice Concerning Dissolution of our Consolidated Subsidiary

This is to inform you that Kouei Drug Co., Ltd (wholly-owned subsidiary; hereinafter referred as Kouei Drug) adopted its dissolution on December 27, 2006 and Kouei Drug finished its liquidation on Mach 23, 2007.

1. Reason for dissolution of Kouei Drug

Sumitomo Corporation acquired 100% stakes in Kouei Drug in June 2006 for the purpose of expanding our franchise of drugstores. After our acquisition, whole business of Kouei Drug was assigned and transferred to SUMISHO DRUGSTORES INC. (also wholly-owned subsidiary) on January 1st, 2007 because we judged that the business of two subsidiaries could be in harmony each other and such business integration could realize synergies effects.

2. Profile of the dissolved company, Kouei Drug (as of August 31st, 2006)

(1)Company Name	: Kouei Drug Co., Ltd
(2)Location of Headquarter	: 1-10-3, Oi, Shinagawa, Tokyo
(3)Month of Foundation	: December, 1990
(4)Paid-in Capital	: JPY 40 million
(5)Representative	: Taizo Hirose
(6)Banking Relationship	: Sumitomo Mitsui Banking Corporation (Gotanda, Tokyo) The Higashi-Nippon Bank, Limited (Togoshi, Tokyo) Mizuho Bank, Ltd (Gotanda, Tokyo)

(7)Business Description : Drugstore business

(8)Result from Recent Business Years (Millions of Yen)

	2004/8	2005/8	2006/8
Sales	5,505	5,786	5,965
Ordinary Income	206	290	206
Net Income	122	108	5

3. Effect on Business Results

The dissolution of Kouei Drug has slight effect on our consolidated business results.

Sumitomo Corporation

< Resubmitting >

Rule 12g3-2(b) File No. 82-34680

March 29, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated March 29, 2007 [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release
(This is an English translation of the Japanese original)

March 29, 2007
Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No.8053 Tokyo Stock Exchange, 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel: +81-3-5166-3089

A start-up of Newly Consolidated Stainless Steel Distribution Company

Recently, Nippon Steel & Sumikin Stainless Steel Corporation ("NSSC"), Sumitomo Corporation ("SC"), and Nippon Steel Trading Co., Ltd. ("NST") have agreed to create a new consolidated company ("NEWCO") for domestic stainless steel sheet distribution business turning Nippon Stainless Shoji Co., Ltd. ("NSS"、currently 65% NSSC, 35% SC) into NEWCO's merging company, and have concluded the master agreement for this business combination on March 29th, 2007. The details of such business combination shall be mutually discussed and determined later by all parties concerned.

1. Objective and Purpose of Business Combination

NEWCO shall bring forward a new business model that offers value to each "end user (customer)", "handler (distribution channel)", and "maker (manufacturer)" through following activities;

(1) NEWCO will roll out the nation wide sales and marketing network for stainless steel sheets utilizing each shareholder's accumulated sales know-how, veteran sales force, information-gathering ability, and business bases.
(2) NEWCO shall reinforce its uniform competitiveness by vertically integrating primary, secondary distribution functions, and coil center functions, and creating synergy among them.
(3) NEWCO shall differentiate its services by various technical supports through a strict joint quality control with NSSC, and strengthened problem-solving capabilities.

As an NSSC's main distribution channel, NEWCO shall contribute to the society by increasing the stainless steel demand in Japan and executing the necessary reforms and remedies that could ultimately result in the benefit of all customers and industry.

2. A Range of Business to be Combined, and its Method

(1) Combination of domestic stainless steel sheet distribution businesses:

SC and NST shall each carve out its domestic stainless steel sheet distribution business from its main frame, and consolidate them into NSS's existing operation.

(2) Consolidation of coil center businesses:

Futtsu-shi, Chiba based U-WA TECH CORPORATION (100% NSSC), and Amagasaki-Shi, Hyogo based Kansai Stainless Co., Ltd (80% SC, 20% NSSC) shall be placed under NEWCO's 100% ownership.

(3) NSSC, SC, and NST shall form NEWCO by contributing each party's stainless steel sheet distribution business, and shares of stainless steel coil center companies (namely Yuwa Sangyo and Kansai Stainless) to NSS through a business combination method set forth in the corporate laws.

3. Amount of Capital, and Ratio of Each Party's Capital Contribution

- Capital: 2 Billion Yen
- Ratio: SC 36%, NST 36%, NSSC 28%

4. President

Takashi Mizuno, currently a director, senior executive officer of NSSC, is nominated to be the first president of NEWCO.

5. Date of consolidation

Scheduled to take place on July 1st, 2007.

The consolidation preparation committee consisted of members from each party concerned shall be formed soon.

6. Out line of NEWCO

(1) Name of the company: NS-Stainless Corporation (provisional)

NSS is scheduled to change its corporate name after the consolidation.

(2) Bases of business: Headquarter) Tokyo

Branches, Sales Offices) Osaka, Nagoya, Hiroshima, Fukuoka, Naoetsu

Coil Centers) Yuwa Sangyo, Kansai Stainless

(3) Sales: 90 Billion Yen (Consolidated Basis)

(4) Selling Quantity: 200,000 Metric Tons / Year (Consolidated Basis)

(5) Number of Employees: 150

<Reference 1>

Outline of Consolidation



【Before】
N S S C
Technical Services
Sumitomo Corp.
Stainless steel sheet bsns
Nippon Steel Trading
Stainless steel sheet bsns
100%
65%
35%
Nippon Stainless Shoji
(a takeover company)
20%
80%
U-WA TECH
(coil center)
Kansai Stainless
(coil center)
【After】
N S S C
Sumitomo Corp.
Nippon Steel
Trading
28%
36%
36%
NEWCO (NS Stainless (provisional))
(Tokyo, Osaka, Nagoya, Hiroshima, Fukuoka, Naoetsu)
100%
Technical
Services
100%
U-WA TECH
(Eastern CC)
Kansai Stainless
(Western CC)

<Reference 2>

Outline of Nippon Stainless, Yuwa Sangyo, and Kansai Stainless

I. Nippon Stainless Shoji Co., Ltd.

(1) Shareholders	NSSC 65%, Sumitomo Corp. 35%
(2) President	Yoshiaki Kobayashi
(3) Headquarter	Sumida-ku, Tokyo
(4) Branches	Osaka, Naoetsu, Nagoya, Ichikawa Service Center
(5) # of Employees	54

II. U-WA TECH CORPORATION

(1) Shareholders	NSSC 100%		
(2) President	Hiroaki Hashimoto		
(3) # of Employees	32		
(4) Mfg. Base	Futtsu Plant	33-4 Futtsu-shi, Chiba	20,000 m²
	Main Equipment	2 Levelers, 1 Slitter, 2 Re-Shears	

III. Kansai Stainless Co., Ltd.

(1) Shareholders	Sumitomo Corp. 80%, NSSC 20%		
(2) President	Kiyoshi Miyagawa		
(3) # of Employees	29		
(4) Mfg. Base	Amagasaki Plant	27 Higashi Kaigan-cho, Amagasaki, Hyogo	14,617 m²
	Main Equipment	2 Levelers, 1 Slitter, 1 Re-Shear	

END